# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeneDx Holdings Corp., CIK 0001818331
CUSIP: 81663L200
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 Ludlow Street, North Tower, 6th Floor, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 05/14/2026
Amends the filing with accession number 0001213900-21-039855
Filed by CIK 0001822257
Persons authorized to receive notices and communications: Eli Casdin and Keith Meister, c/o Corvex Management LP, 667 Madison Avenue, New York, New York (NY), 10065, (212) 474-6700

## Reporting persons
- CMLS HOLDINGS LLC (CIK 0001822257): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 537,285; sole dispositive power 0; shared dispositive power 537,285; aggregate amount beneficially owned 537,285 (1.8% of the class)
- C-LSH LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 537,285; sole dispositive power 0; shared dispositive power 537,285; aggregate amount beneficially owned 537,285 (1.8% of the class)
- M-LSH LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 537,285; sole dispositive power 0; shared dispositive power 537,285; aggregate amount beneficially owned 537,285 (1.8% of the class)
- Casdin Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,007,164; sole dispositive power 0; shared dispositive power 3,007,164; aggregate amount beneficially owned 3,007,164 (10.1% of the class)
- Casdin Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,007,164; sole dispositive power 0; shared dispositive power 3,007,164; aggregate amount beneficially owned 3,007,164 (10.1% of the class)
- Casdin Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,026,411; sole dispositive power 0; shared dispositive power 3,026,411; aggregate amount beneficially owned 3,026,411 (10.2% of the class)
- Eli Casdin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 35,975; shared voting power 3,563,696; sole dispositive power 35,975; shared dispositive power 3,563,696; aggregate amount beneficially owned 3,599,671 (12% of the class)
- Meister, Keith A. (CIK 0001307631): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,819,482; shared voting power 537,285; sole dispositive power 4,819,482; shared dispositive power 537,285; aggregate amount beneficially owned 5,356,767 (17.9% of the class)
- Corvex Management LP (CIK 0001535472): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 4,784,570; shared voting power 0; sole dispositive power 4,784,570; shared dispositive power 0; aggregate amount beneficially owned 4,784,570 (16.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: GeneDx Holdings Corp.
Address of issuer's principal executive offices: 333 Ludlow Street, North Tower, 6th Floor, Stamford, Connecticut (CT), 06902
Comment:
This Amendment No. 11 (the "Amendment") supplements the information set forth in the Schedule 13D (the "Schedule 13D") filed with the United States Securities and Exchange Commission (the "SEC") on August 2, 2021, as amended as of January 19, 2022, May 3, 2022, December 5, 2022, February 1, 2023, April 20, 2023, November 17, 2023, May 31, 2024, May 7, 2025, August 26, 2025, and May 11, 2026 by CMLS Holdings LLC, Keith Meister, Eli Casdin and the other Reporting Persons named therein, relating to the shares of Class A common stock, par value $0.0001 per share ("Shares"), of GeneDx Holdings Corp. (formerly known as Sema4 Holdings Corp., the "Issuer"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Item 3 to the Schedule 13D is supplementally amended as follows, and Item 5 to the Schedule 13D is amended and restated as follows. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 5(c) is hereby incorporated by reference into this Item 3. Such Shares reported as purchased in Item 5(c) were purchased with the working capital of investment funds advised by Corvex Management LP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the facing pages of this Schedule 13D with respect to the sole and shared beneficial ownership and percentage of beneficial ownership of Shares by the Reporting Persons is hereby incorporated by reference into this Item 5. The information in Item 5(b) below is hereby incorporated by reference into this Item 5(a).

References to percentage ownership of Shares in this Statement are based upon the 29,688,027 Shares stated to be outstanding as of May 1, 2026, in the Issuer's Form 10-Q filed with the SEC on May 4, 2026. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those Shares held by any other Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Eli Casdin has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 35,975 Shares and shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,563,696 Shares. The Shares reflected as beneficially owned by Mr. Casdin include 333,144 Shares and 204,141 Shares issuable upon the exercise of 204,141 private placement warrants of the Issuer. On September 3, 2021, each private placement warrant became exercisable to purchase one Share at a price of $379.50 per share, subject to adjustment, as described in the definitive proxy statement of the Issuer (File No. 001-39482) filed with the SEC on July 2, 2021. CMLS Holdings LLC is the record holder of these Shares and warrants. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the Shares held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Casdin is the managing member of C-LSH LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Shares held directly by CMLS Holdings LLC. Casdin Partners Master Fund, LP is the record holder of 3,007,164 Shares reported herein. Casdin Capital, LLC is the investment adviser to Casdin Partners Master Fund, LP and may be deemed to have or share beneficial ownership of the 3,007,164 Shares held by Casdin Partners Master Fund, LP. Casdin Partners GP, LLC is the general partner of Casdin Partners Master Fund LP and may be deemed to have or share beneficial ownership of the 3,007,164 Shares held by Casdin Partners Master Fund, LP, and Casdin Partners GP, LLC is also the direct beneficial owner of 19,247 Shares. Eli Casdin is the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Shares held directly by Casdin Partners Master Fund, LP and Eli Casdin may be deemed the beneficial owner of the 19,247 Shares held by Casdin Partners GP, LLC. The Shares reflected as solely beneficially owned by Mr. Casdin also include 11,882 Shares issuable upon the exercise of fully vested options, 20,517 Shares that were issued upon the vesting of restricted stock units, and 3,576 Shares to be issued upon vesting of restricted stock units, in each case that were granted to Mr. Casdin in connection with his service on the board of directors of the Issuer.

Keith Meister has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 4,819,482 Shares and shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 537,285 Shares. The Shares reflected as beneficially owned by Mr. Meister include 333,144 Shares and 204,141 Shares issuable upon the exercise of 204,141 private placement warrants of the Issuer. On September 3, 2021, each private placement warrant became exercisable to purchase one Share at a price of $379.50 per share, subject to adjustment, as described in the definitive proxy statement of the Issuer (File No. 001-39482) filed with the SEC on July 2, 2021. CMLS Holdings LLC is the record holder of these Shares and warrants. The Board of Managers of CMLS Holdings LLC is comprised of Mr. Casdin and Mr. Meister who share voting and investment discretion with respect to the Shares held of record by CMLS Holdings LLC. C-LSH LLC and M-LSH LLC are the members of CMLS Holdings LLC, and Mr. Meister is the managing member of M-LSH LLC. As such, each of the foregoing may be deemed to have or share beneficial ownership of the Shares held directly by CMLS Holdings LLC. The Shares reflected as beneficially owned by Mr. Meister include 4,784,570 Shares owned by investment funds advised by Corvex Management LP, which may be deemed to be indirectly beneficially owned by Keith Meister by virtue of Mr. Meister's control of the general partner of Corvex Management LP. The Shares reflected as beneficially owned by Mr. Meister also include 11,207 Shares issuable upon the exercise of fully vested options, 20,129 Shares that were issued upon the vesting of restricted stock units, and 3,576 Shares to be issued upon vesting of restricted stock units within 60 days, in each case that were granted to Mr. Meister in connection with his service on the board of directors of the Issuer.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in Shares since the previous Schedule 13D amendment are set forth in Exhibit 99.1 and such information is incorporated herein by reference. All such transactions were carried out in open market transactions.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Schedule of Transactions in Shares

## Signatures
- CMLS HOLDINGS LLC: /s/ Eli Casdin, Eli Casdin / Manager (05/15/2026)
- C-LSH LLC: /s/ Eli Casdin, Eli Casdin / Managing Member (05/15/2026)
- M-LSH LLC: /s/ Keith A. Meister, Keith A. Meister / Managing Member (05/15/2026)
- Casdin Capital, LLC: /s/ Eli Casdin, Eli Casdin / Managing Member (05/15/2026)
- Casdin Partners Master Fund, L.P.: /s/ Eli Casdin, Eli Casdin / Managing Member of Casdin Partners GP, LLC, its general partner (05/15/2026)
- Casdin Partners GP, LLC: /s/ Eli Casdin, Eli Casdin / Managing Member (05/15/2026)
- Eli Casdin: /s/ Eli Casdin, Eli Casdin / Self (05/15/2026)
- Meister, Keith A.: /s/ Keith Meister, Keith Meister / Self (05/15/2026)
- Corvex Management LP: /s/ Keith Meister, Keith Meister / Managing Partner (05/15/2026)